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January 30, 2018

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

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Re:	Sinovac Biotech Ltd. Schedule 13E-3 Filed on January 5, 2018 File No. 5-79318

Dear Mr. Hindin:

On behalf of Sinovac Biotech Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have responded to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated January 19, 2018 with respect to the Schedule 13E-3, File No. 5-79318 (the “Schedule 13E-3”) filed on January 5, 2018 by the Company and the other filing persons named therein. For your convenience, we repeat the Staff’s comments below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, we are providing separately to the Staff via email a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement (the “Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively. Capitalized terms not defined in this letter have the same meanings as in the Revised Proxy Statement.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Simon J. Cooke Gary K. T. Hamp	Sungjin Kang Howard K. H. Lam Posit Laohaphan Simon D. Powell Qiuning Sun	Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Josef S. Athanas (Illinois) David M. Blumental (Texas) James P. Burnett (California) Benjamin B. R. Carale (New York)	Ji Liu (California) Catherine E. Palmer (New York) Allen C. Wang (New York)

January 30, 2018

Schedule 13E-3

Preliminary Proxy Statement filed as Exhibit (a)-(1)

Background of the Amalgamation, page 18

1.	Each presentation, discussion, or report received by the Company or an affiliate from an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If such materials are written, they should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final reports. Please advise, and if applicable, supplement the disclosure to provide the required description of, and file as exhibits, the following:

•	the summary described on the top of page 24 that Duff & Phelps circulated to the Special Committee on May 13, 2016;

In response to the Staff’s comment, (i) the Company has filed the summary that was circulated to the Special Committee on May 13, 2016 as Exhibit (c)-(3) to the Amendment and (ii) the Proxy Statement has been revised. Please refer to the updated disclosure on page 24 of the Revised Proxy Statement.

•	the summary described on page 38 that Duff & Phelps provided to the Special Committee on December 8, 2016;

In response to the Staff’s comment, (i) the Company has filed the summary that was provided to the Special Committee on December 8, 2016 as Exhibit (c)-(4) to the Amendment and (ii) the Proxy Statement has been revised. Please refer to the updated disclosure on page 38 of the Revised Proxy Statement.

•	the preliminary analysis performed by Duff & Phelps and discussed on the May 29, 2017 conference call with the Special Committee; and

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 43 of the Revised Proxy Statement. The Company respectfully advises the Staff that Duff & Phelps only had an oral discussion with the Special Committee on May 29, 2017, and only made one presentation to the Special Committee on June 26, 2017. Pages 70 to 82 of the Revised Proxy Statement provide a detailed summary of the presentation held on June 26, 2017. The Company has also filed the written materials in connection with this presentation as Exhibit (c)-(2) to the Amendment.

January 30, 2018

•	the summary of key differences between the new and the previous set of projections provided by Duff & Phelps on the June 9, 2017 conference call with the Special Committee.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 69 of the Revised Proxy Statement.

2.	Refer to the disclosure on page 30 regarding the Heng Ren Letter. Heng Ren does not appear in the security ownership table on page 150. Please supplement the disclosure to provide additional context, including if applicable, the relationship between Hen Ren Investments LP and the Company or its affiliates, members of the Buyer Consortium or the Sinobioway Consortium.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 30 of the Revised Proxy Statement.

3.	Refer to the disclosure on page 44 regarding the Buyer Consortium’s agreement to bear the risks associated with the Beijing Sinovac Matters in certain circumstances. With a view towards disclosure, please describe these circumstances.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 44 of the Revised Proxy Statement. In addition, the Company respectfully advises the Staff that the circumstances under which the Buyer Consortium will bear the risks associated with the Beijing Sinovac Matters are described on page 135 of the Revised Proxy Statement under the caption “The Amalgamation Agreement—Actions Taken at the Direction of Certain Persons; Knowledge”.

4.	Refer to the last two paragraphs on page 53. The Special Committee contacted 1Globe to clarify the position of 1Globe and the Chiang Li Family with respect to the Transactions. With a view towards disclosure, given that the Special Committee sought information regarding the Chiang Li Family from 1Globe, please advise us of the relationship between 1Globe and the Chiang Li Family. In addition, while the last paragraph speaks to 1Globe’s position, it does not address that of the Chiang Li Family. Please advise whether such information was ever received.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 53 of the Revised Proxy Statement. In addition, the Company respectfully advises the Staff that the Company understands that 1Globe and the Chiang Li Family are two different entities. The Company believes that the Chiang Li Family may have an affiliation with 1Globe, but is not able to confirm that this is the case based on their respective filings under Section 13 of the Securities and Exchange Act of 1934, as amended, in respect of the Shares that they own.

In interactions in connection with the Proposed Transaction among the Special Committee, the Buyer Consortium and their respective advisors, on the one hand, and 1Globe and the Chiang Li Family, on the other hand, the Chiang Li Family has appeared to follow 1Globe in considering whether to participate in the Proposed Transaction as a member of the Buyer Consortium by rolling over its Shares. As a result, while the email received by Mr. Anderson on December 14, 2017 from a senior representative of 1Globe referred only to 1Globe’s position with respect to the Proposed Transaction, the Company believes that the Chiang Li Family would take a similar position to that of 1Globe, but is not able to confirm that this is the case. In light of the foregoing and the possible relationship between 1Globe and the Chiang Li Family, the dissenting Shares condition negotiated by the Special Committee in the Amalgamation Agreement refers to both 1Globe and the Chiang Li Family.

January 30, 2018

Reasons for the Amalgamation and Recommendation of the Special Committee and the Board, page 55

5.	We note the disclosure on page 54 that the Board determined that the Amalgamation is fair to the Unaffiliated Holders. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company who are not necessarily holders of Excluded Shares and revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

In response to the Staff’s comment, the defined term “Unaffiliated Holders” in the Proxy Statement has been revised to refer to the shareholders of the Company (other than shareholders who are affiliated with the Company, including the holders of Excluded Shares). As a result of this revision, the Revised Proxy Statement discloses that, at a meeting held on June 26, 2017, the Board determined that the Amalgamation, on the terms and conditions set forth in the Amalgamation Agreement and the other Transaction Documents, is fair to and in the best interests of the shareholders of the Company (other than shareholders who are affiliated with the Company, including the holders of Excluded Shares). Please refer to the updated disclosure on pages 9, 47 and 54 of the Revised Proxy Statement.

6.	Please consider the preceding comment with respect to similar disclosure on page 84 as well as disclosure regarding the Buyer Consortium found in the third paragraph of page 65.

In response to the Staff’s comment, the defined term “Unaffiliated Holders” in the Proxy Statement has been revised to refer to the shareholders of the Company (other than shareholders who are affiliated with the Company, including the holders of Excluded Shares). As a result of this revision, the Revised Proxy Statement discloses that (i) the Company believes that the Amalgamation Agreement and the Transactions, including the Amalgamation, are fair to, and in the best interests of, the shareholders of the Company (other than shareholders who are affiliated with the Company, including the holders of Excluded Shares), and (ii) the Buyer Consortium believes that the Amalgamation is fair to the shareholders of the Company (other than shareholders who are affiliated with the Company, including the holders of Excluded Shares), in each case, for the reasons specified in the Revised Proxy Statement. Please refer to the updated disclosure on pages 9, 47, 54, 64 and 65 of the Revised Proxy Statement.

January 30, 2018

Position of the Buyer Consortium as to the Fairness of the Amalgamation, page 65

7.	The discussion of the factors considered by the Buyer Consortium in reaching its belief regarding the fairness of the Amalgamation to the Unaffiliated Holders does not appear to address the factor described in Item 1014(c) or explain why this factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Consortium believes the proposed merger is fair in the absence of such safeguard. Certain Financial Projections, page 68

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 67 of the Revised Proxy Statement.

8.	Disclosure on page 25 indicates that on June 3, 2016 the Company provided Duff & Phelps with certain financial projections and that later on the same day Duff & Phelps held a conference call with the Company to discuss the key assumptions used in the projections. Disclosure on page 45 indicates that the Company provided Duff & Phelps with certain updated financial projections, that Duff & Phelps held a conference call with the Company to discuss changes made to the assumptions used in the updated financial projections and later summarized for the Special Committee the key differences between the two sets of projections. Disclosure on page 69 indicates that these updated projections “reflect numerous variables, assumptions and estimates as to future events.” Please disclose the material differences between the June 3 and June 8 projections. Please also disclose the referenced variables, assumptions and estimates used in preparing the June 8 projections and the material differences between such variables, assumptions and estimates and those of the June 3 projections.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 68 of the Revised Proxy Statement.

9.	Refer to the table on page 68. Please disclose the basis for the Company arriving at various annual net revenue “% Growth” for the period of 2018E to 2025E, none of which exceeded 26.6%, given the 64.9% growth in 2017E. Please apply this comment to the line items “Income from Continuing Operations” and “Net Income (loss) attributable to shareholders” given the similar magnitude of variances between 2017E and the period of 2018E to 2025E. Include in such disclosure what the underlying assumptions were in calculating such figures.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 68 of the Revised Proxy Statement.

10.	Refer to the second paragraph on page 70 indicating that the Company disclaims any responsibility to update the Management Projections even if the assumptions underlying such projections are in error. With a view towards disclosure, please confirm the Company’s obligations denoted in Exchange Act Rule 13e-3(d)(2) and (e)(2) and whether the Company believes such obligation does not extend to the Company’s discovery of errors regarding assumptions under all circumstances.

In response to the Staff’s comment, the disclaimer of responsibility has been deleted. Please refer to the updated disclosure on page 70 of the Revised Proxy Statement.

January 30, 2018

Opinion of the Special Committee’s Financial Advisor, page 71

11.	Disclosure on page 73 indicates that Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 73 of the Revised Proxy Statement.

12.	Please supplementally provide us the Management Representation Letter.

In response to the Staff’s comment, the Company is supplementally providing a copy of the Management Representation Letter to the Staff with this letter.

Summary of Analyses, page 81

13.	We note that page 26 of the Discussion Materials prepared Duff & Phelps filed as Exhibit (c)-(2) to Schedule 13E-3 includes a Summary of Premiums Paid. Please advise why this is not included in this section of the proxy statement.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 81 of the Revised Proxy Statement.

Financing of the Amalgamation, page 90

14.	Please disclose, if applicable, any material condition to the equity financing. Refer to Schedule 13E-3 Item 10 and Item 1007(b) of Regulation M-A

In response to the Staff’s comment, the Proxy statement has been revised. Please refer to the updated disclosure on page 90 of the Revised Proxy Statement.

* * *

January 30, 2018

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed amalgamation or the Company’s filings, please contact the undersigned by phone at +852 2912-2692 or by e-mail at allen.wang@lw.com.

Very truly yours,

/s/ Allen C. Wang
Allen C. Wang

of LATHAM & WATKINS

cc:	Helen Yang, Senior Director, International Business Development

Sinovac Biotech Ltd.

Mr. Weidong Yin

Sinovac (Cayman) Limited

Sinovac Amalgamation Sub Limited

Kenneth Lee

SAIF Partners IV L.P.

Wei Fu

C-Bridge Healthcare Fund II, L.P.

Jianming Yu

Advantech Capital L.P.

Shan Fu, Lawrence Wang

Vivo Capital Fund VIII, L.P.

Vivo Capital Surplus Fund VIII, L.P.

Zheng Wang

Latham & Watkins

Timothy Gardner, William P. Welty

Weil, Gotshal & Manges LLP

David Zhang, Henry Yin

Kirkland & Ellis

James T. Lidbury, Vincent Ip

Ropes & Gray

Z. Julie Gao, Haiping Li

Skadden, Arps, Slate, Meagher & Flom LLP